EXHIBIT 10.2
LEASE AGREEMENT ADDENDUM NO. ONE
     WHEREAS, BIV Group, a California general partnership (“Lessor” or “Landlord”) and Cholestech Corporation, a California corporation (“Lessee” or “Tenant”) entered into a written Lease Agreement on or about July 23, 2001, for an industrial building containing approximately 68,816 square feet situated at and commonly known as 3233 Investment Boulevard, in Hayward, California, 94545-3808; and
     WHEREAS, the original term of the Lease Agreement began April 1, 2002, and runs for a period of sixty (60) months with the original Term due to expire on March 31, 2007, providing for one (1) option to extend the Term of the Lease for a period of three (3) years (“Lease” or “Lease Agreement”);
     WHEREAS, the both parties desire to extend the original term of the Lease a period of ten (10) years, so that the term of the Lease will now consist of a fifteen (15) year period, leaving in place the one (1) option to extend the Term of the Lease a period of three (3) years;
     NOW, THEREFORE, the parties agree as follows:
     1. Term. The initial term of the Lease shall be extended a period of ten (10) years, to commence on April 1, 2007, and expire on March 31, 2017 (“Initial Extended Term”). The last paragraph of Paragraph 38 of the Lease is hereby amended to read as follows: Notwithstanding anything to the contrary contained in this Paragraph 38 of this Lease, the Basic Rent for the Option Term may be no less than the Basic Rent during the last year of the Initial Extended Term of this Lease unless Landlord agrees in writing. If the establishment of a new Basic Rent for the Option Term is determined by appraisal as set forth above, and if Tenant does not, in its sole discretion, approve the Basic Rent established by such appraisal, then Tenant may by written notice to Landlord no later than September 30, 2016, rescind the exercise of its Option to extend the Term of this Lease for three (3) years. If Tenant properly rescinds the exercise of its Option to extend the Term of this Lease for three (3) years, then Landlord agrees that Tenant shall have the right to extend the term of this Lease for one additional period of up to six (6) months upon the same terms and provisions of this Lease at the same Basic Rent as the last month of the Term of this Lease. Tenant shall notify Landlord of the exact number of full months (not to exceed six (6) months) that Tenant elects to extend the Term of this Lease by written notice to Landlord no later than September 30, 2016.
     2. Basic Rent. The monthly Basic Rent during the Initial Extended Term shall be payable to Landlord without deduction, offset, prior notice, or demand, the sum of Six Million, Six-Hundred-Six Thousand, Three Hundred and Thirty-Six Dollars ($6,606,336.00) as follows:

INITIAL EXTENDED TERM

Year	Lease Period	Base Rent/sft	Monthly Rent	Yearly Rent
6	Apr. 1st 2007 - Mar. 31st 2008	$0.69	$47,483.04	$569,796.48
7	Apr. 1st 2008 - Mar. 31st 2009	$0.71	$48,859.36	$586,312.32
8	Apr. 1st 2009 - Mar. 31st 2010	$0.74	$50,923.84	$611,086.08
9	Apr. 1st 2010 - Mar. 31st 2011	$0.76	$52,300.16	$627,601.92
10	Apr. 1st 2011 - Mar. 31st 2012	$0.78	$53,676.48	$644,117.76
11	Apr. 1st 2012 - Mar. 31st 2013	$0.81	$55,740.96	$668,891.52
12	Apr. 1st 2013 - Mar. 31st 2014	$0.84	$57,805.44	$693,665.28
13	Apr. 1st 2014 - Mar. 31st 2015	$0.86	$59,181.76	$710,181.12
14	Apr. 1st 2015 - Mar. 31st 2016	$0.89	$61,246.24	$734,954.88
15	Apr. 1st 2016 - Mar. 31st 2017	$0.92	$63,310.72	$759,728.64
     3. Additional Rent. The Operating Expense Cap of $0.20 per square foot set forth in Paragraph 4 of the Lease Agreement shall remain in effect through December 31, 2007, at which time the cap shall expire. There shall be no cap throughout the balance of the Initial Extended Term, i.e. January 1, 2008, through and including March 31, 2017, on the expenses of operation, management and maintenance of the common areas of the complex, premises and building set forth in Paragraphs 4 and 7 of the Lease Agreement. Notwithstanding any other provision of the Lease or this Addendum to the contrary, Additional Rent shall not include and Tenant shall in no event have any obligation to perform or to pay directly, or to reimburse Landlord for all or any portion of the following repairs, maintenance, improvements, replacements, premiums, claims, losses, fees, charges, costs and expenses (collectively “Costs”): (a) Costs occasioned by the act, omission or violation of any Law by Landlord or its agents, employees or contractors; (b) Costs occasioned by fire, acts of God or other casualties except to the extent of any applicable insurance deductibles, or by the power of eminent domain; (c) Costs to correct any construction defect in the Premises or the Complex or to comply with any covenant, condition, restriction, underwriter’s requirement or law applicable to the Premises or the Complex on the date of the commencement of the original Term of the Lease; (d) Costs incurred in connection with the violation by Landlord of the terms and conditions of any lease or other agreement; (e) insurance Costs for coverage not customarily paid by tenants of similar projects in the vicinity of the Premises, Costs for earthquake, pollution or flood insurance, insurance deductibles in excess of $10,000, and co-insurance payments; (f) Costs incurred in connection with the presence of any Hazardous Material, except to the extent caused by the release of the Hazardous Material in question by Tenant; (g) Costs in the nature of depreciation, amortization or other expense reserves; (h) Costs to repair, replace, restore or maintain the structural portions of the Premises (including the structure of the roof, but excluding the roof membrane); (i) lease payments and Costs for machinery and equipment, such as air conditioners, elevators and the like; (j) compensation for any employee of Landlord or any compensation retained by Landlord or its affiliates for management and administration of the Premises or the Complex in excess of the reasonable management fee which would be charged by an unaffiliated professional management service for operation of comparable projects in the vicinity; and (k) Costs which could properly be capitalized under generally accepted accounting principles, except to the extent amortized over the useful life of the capital item in question at the interest rate as set forth in Paragraph 7 of the Lease. Tenant shall have the right, at Tenant’s expense, to audit Additional Rent from time to time. If the results of such audit disclose that Tenant has overpaid Additional Rent by more than ten percent (10%) of the accurate amount of Additional Rent payable by Tenant, then Landlord shall pay the cost of such audit.
     4. Tenant Improvement & Reimbursement. Tenant desires to construct or install certain tenant improvements; specifically, the creation of an outdoor patio and dining area. Said tenant improvement desired by Tenant shall be subject to the provisions of Paragraph 9 of the Lease and shall be in compliance with all applicable building codes, applicable laws, covenants or restrictions of record, regulations and ordinances in effect at the time of such improvement and construction. Landlord shall reimburse Tenant for the costs incurred in the building of said outdoor patio and dining area in an amount not to exceed the sum of Thirty-Five Thousand Dollars ($35,000).
     5. Corporate Authority. As provided within Paragraph 37 of the Lease Agreement, within 30 days of execution this Addendum, Tenant shall deliver to Landlord a certified copy of a resolution of the Board of Directors of Tenant authorizing or ratifying the execution of this Addendum to the Lease Agreement.
     6. Capitalized Terms. Except as otherwise expressly provided herein, the capitalized terms and phrases in this Lease Addendum shall have the same meanings as are given such terms in the Lease Agreement.
     7. Interpretation. Although this Addendum has been prepared primarily by Landlord’s legal counsel, Tenant or its legal counsel have negotiated or had a reasonable opportunity to negotiate the terms of such Addendum. Accordingly, the doctrine that ambiguities in a written agreement shall be construed against the drafting party shall not be employed in connection with this Addendum. This Addendum shall be construed or interpreted in accordance with its fair meaning.
     8. Modification. Except as otherwise modified above, the Lease shall remain unmodified and in full force and effect. In the event of any conflict or inconsistency between the terms of this Addendum and the Lease, the terms of this Addendum shall control.
     9. Waiver of Subrogation. Landlord and Tenant hereby release each other and their respective agents, employees, successors, assignees and sublessees from all liability for injury to any person or damage to any property that is caused by or results from a risk which is actually insured against, which is required to be insured against under the Lease, or which would normally be covered by “all risk” property insurance, without regard to the negligence or willful misconduct of the person or entity so released. All of Landlord’s and Tenant’s repair and indemnity obligations under the Lease shall be subject to the waiver and release contained in this paragraph. Each party shall cause each insurance policy it obtains to provide that the insurer thereunder waives all recovery by way of subrogation as required herein in connection with any injury or damage covered by such policy.

     IN WITNESS WHEREOF, the parties hereto have executed this Lease Addendum No. One as of the dates below.

LANDLORD:	BIV GROUP, a California corporation
Dated: 11/19/04	By:	/s/ [unintelligible]

Dated:	By:

TENANT:	CHOLESTECH CORPORATION, a California corporation
Dated: 11/18/04	By:	/s/ Donald P. Wood
Vice President -- Operations

Dated: 11/18/04	By:	/s/ Warren E. Pinckert II
President and Chief Executive Officer